Filed by ALLTEL Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: ALLTEL Corporation

Commission File No.: 1-4996

The following is a transcript of the remarks and Q and A of Scott Ford, President and Chief Executive Officer of ALLTEL Corporation, and John Stanton, Chief Executive Officer of Western Wireless Corporation, made on January 11, 2005 at the 15th Annual Global Entertainment, Media & Telecommunications Conference:

Scott Ford: Good afternoon everybody, appreciate you coming out this afternoon. We have got instructions on this thing that says... Please take your time and read this statement. This is being -- we are in a fairly sensitive period of time as you know and all the new rules and regulations. I want to make sure that I have pointed out the Safe Harbor Statement, the Regulation G Disclaimer, and the reconciliation of non-GAAP approved financial statements, which you will find in the back of your presentation.

With that, I'd like to take you through the transaction summary if I might. This is a transaction between ALLTEL and Western Wireless of approximately $6 billion. ALLTEL will issue 60 million shares or thereabouts and roughly $1 billion in cash. Each share of Western Wireless stock will be exchanged for .535 ALLTEL shares, $9.25 in cash, and you have an election as a Western shareholder to select either cash or stock and we have the ability to prorate it back down to these maximums, if you will. We have the following federal and state approvals, the normal federal and state approvals that we don't expect any problems getting. We have hit the Washington office trail already. We have hit the state PUCs in some of the critical states. We have been, I think pleasantly received and we would expect that process will go relatively smoothly. We certainly hope so and we will do everything we can to make that easy on the regulators to help us get this done as quickly as possible. That said, we would hope to close by the middle part of the year. We would like to do April/May. May/June is probably a more realistic timeframe. We do not expect to have any divestitures. We have 800 overlap in the States of Kansas and Nebraska. That is the one area where we have been asked a few questions -- what do you expect to happen there and why we expect no divestitures. I'll have to say it worked for him, we'll see if it works for us. We're also very pleased to announce that John Stanton will be joining our Board. This is a part of the transaction that I don't think he necessarily felt strongly about one way or another, but I felt strongly about. John is not only a wireless pioneer and a wireless visionary, but one of the most astute businessmen that I have every met and I was conscious of that when we started negotiating price for all of those of you who are asking about that. Please note that the multiples on this transaction trended below the Sprint/Nextel number imprinted below the AT&T/Cingular transaction. And as I explained to him, it doesn't really matter what you think is right, I can't print a multiple that sets a record not seen in, oh I don't know, three or four years by some guys who are no longer setting record multiples around. So, he was gracious enough to work with us on that front.

And with that, I'd like to introduce to you John Stanton. John's going to come up and take you through what has turned out to be our combined vision of what we want to do with this business. He's going to go through it from his point of view, which is primarily as a shareholder and a board member. And then I'm going to get to come up and do the grind out of what we have to do on a day-to-day basis to make all of these dreams reality. And Mr. Stanton, the microphone is yours.

John Stanton: Good afternoon. It's wonderful to be here. I think I have been to this conference just about every time since it started being in sunny places and it's nice to be able to do it at least one more time. This transaction, I think is terrific for both companies. It represents an opportunity for us really to combine our visions of the business, and I think take the best of both companies. I think that there's some things that somewhat immodestly Western does better than ALLTEL and there are certainly some things that ALLTEL does better than Western. I think that by not only bringing together the assets of the business, I think that bringing together and taking the best practices of each business, I think that we're going to end up with a better whole.

First of all, obviously, this combines complementary assets, both geographically and technologically. Geographically, I think it's obvious. I think it's very important that when you talk to customers, particularly at the level of penetration that we have today in the industry, the thing that people talk about is coverage. The reason that customers leave you is most often related to coverage, either within the markets or the coverage where they want to go. On a combined basis, we will have the largest footprint in the country. On a license basis a little over 50% of the country covered and on a radiated basis a little under 50% of the continental US covered, which is substantially above the amount of coverage that either Verizon or Cingular have on an operating basis. Both clearly have more licenses, but many of the licenses for those two, as well as for Sprint/Nextel, and T-Mobile are un-built in the areas, particularly where Western services. The philosophy that we've adopted is also important technologically, and that's part of the complementary nature of this transaction. As most of you who have followed Western know, we have committed to deliver the technology that our partners need. In most of the markets we offer analog, TDMA, CDMA, and in about half of our markets we offer GSM coverage and we're continuing to build that consistent with commitments we've made to our partners. From a technological point of view, we think the fact that the vast majority of our customers are on CDMA phones and the customers that ALLTEL has are virtually all on CDMA phones, it makes operating the business, billing, back room technology easier. But as I'll comment on in a couple of minutes, the multiple technology strategy, I think is going to be a positive that ALLTEL will embrace in some of their markets.

I'm looking at the ALLTEL business increasingly not only as a director but as a shareholder and I'm extremely excited about it because I think this transaction to a certain extent completes the transition from a wireline company with wireless business to a wireless business. ALLTEL from my perspective is a wireless company and they are a company that has an enormous opportunity to grow that. They clearly have the cash flow from a strong rural ILEC(?) business, but the strength and I believe the future of the business is in wireless and I'll be an advocate for that on their board. The retail position that the companies have, I think is very strong and this is clearly something that ALLTEL does better than us. In places where we compete against them, they frankly do a terrific job and we've learned a lot from them and I think that applying many of those things and having some of the marketing and sales approaches that they have will allow us to get better performance and better growth out of our domestic business.

On the other hand, I think some of the things that we've done in roaming are better and smarter than what ALLTEL has done. We've been willing and able to generate roaming from all partners and the consequence of that has been we generate about $200 million in roaming out of about $10 million POPs or about $20 a POP. The opportunity for us has been to be able to be great partners with all four of the national carriers. And by doing that, I think most importantly the consequence of our doing that is that they in general don't build out in our territories. There really still isn't that much coverage from Sprint and T-Mobile in rural areas. The opportunity to be their partner and to work closely with them, as well as particularly with Cingular on GSM is an opportunity that not only be able to earn revenues from roaming, but the opportunity to be able to keep the competitive set within the rural markets that we serve reduced. I think that the things we've done in that area are things that Scott's indicated that ALLTEL intends to embrace.

We add diversity, I think through the international business. As many of you heard me speak four years ago, I talked about the notion that I'm not satisfied with the kinds of returns that you can make in US. I was concerned about particularly urban markets and the degree of competition with six national players competing aggressively in those markets. We made a decision to invest at that stage about $500 million overseas. We believe that investment has panned out into a substantial return because the returns outside the US, particularly in Europe, were simply better. The thing I'm excited about now is with only four national players and a single important national regional or rural player that this market is far less intensely competitive now and I think the returns in the US will now rise. But from our point of view in doing that, that $500 million we invested built a very important asset internationally. I'm excited about not only the prospect of being able to continue the strategy we've historically had, but the potential that ALLTEL has to invest further in international if we see good opportunities. And I'm going to continue to be what I refer to as a godfather for our international business in helping that business continue to grow and perform.

I think as Scott will go through in some real good detail, there are revenue upsides and there are cost synergies. In the revenue opportunities I think are obvious; they're universal service, they're roaming, as well as subscription revenue. I think that we can help some in some of the techniques we've used on universal service, although with the general counsel, Skip Franz, who is now head of USTA, they are very sophisticated team at ALLTEL and looking at those issues. I think some of the things I've mentioned in multiple technologies can allow roaming to grow. I think some of the things that ALLTEL's done on pricing and its retail strategy, I think can allow the subscription revenue in the traditional Western markets to grow. There are clearly expense savings, particularly out of the headquarters organization that we have in Seattle. While sad for me personally, I think it does represent an opportunity for the combined business.

The balance sheet, I used to and I still occasionally make fun of being an A rated company, I have to confess that I do that with a degree of envy. I didn't know there were letters in the alphabet before C until quite recently, and am looking forward to not only the economic benefits of the lower cost of capital, but the ability to be able to take advantage of opportunities.

Finally from a strategic point of view as a shareholder, I'm very excited about the position that ALLTEL's in. Fundamentally it's at the crossroads. It can be a partner to all four of the national players and it can be the only exit alternative for the small players if they choose to do that. That the strength of the balance sheet, the strength of the operations, and the ability for the company to capitalize on the opportunities that it have, I think will allow ALLTEL to earn disproportionate returns as a stock over the next few years.

With that I'm going to turn it back to Scott because I now have the luxury that my board members have had for the last 14 years that I just waxed philosophically about what can be and he has to figure out how to do it. Scott.

Scott Ford: Don't run away, they may have a question or two for you here in a moment. Let's go through the details of it. We'll start with the synergy opportunities that John alluded to. We have really three buckets. Two that show up on the income statement in a traditional fashion are measured by everybody that comes up to a podium like this with a transaction like this. Around the revenue opportunity, some of the retail operational issues that we do slightly differently than Western has done, let me give you an example. Three or four years ago, almost five years ago now, we did the Verizon roaming agreement and property swap. And we capitalized on the fact that we now had a very low roaming agreement back and forth with Verizon, which inured enormously to their benefit and was extremely painful for us for an 18-month timeframe while we transitioned from higher roaming charges to lower. But it also allowed to sell in our retail stores a set of national plans that are every bit as competitive with any national player. ALLTEL's national plan category in our customer group is roughly 40% of our customers. That is similar to what you see from Verizon, similar to what you see from Cingular. Those customers are typically the lowest churn, highest RPU(?), highest value customers in the segment. Our percentage of those customers are roughly twice what Western's are because they focused on a local and multi-state regional plan offering. So, that just gives you a sense of what some of the revenue upside is factored in, in that area.

The operating expenses, as John said, he talked about the corporate overhead cost savings opportunity in Seattle, but let me give you the other side of that. There are some fantastically talented people in that organization who reside in Seattle that we fully intend to keep. We plan on leaving the call center open. We plan on trying to find some of the marketing talent that frankly we've had a hard time locating in the central part of the country that normally we do great if we can find young talent where they have kids and they want to live in a town where they have that kind of lifestyle. We have a harder time trying to attract other groups of folks and Seattle tends to attract them in spades and we hope to be able to tap into some of the marketing expertise and also some of the engineering talent that has figured out how to run multiple networks in a very cost effective manner, which clearly they have.

You go through all the rest of it in the sales and market, handset and network purchasing, there are traditionally 6 to 10 percent cost savings of cash cost that we look for in a merger and acquisition opportunity. The numbers that are represented in this are 10 to 11 percent of domestic cash costs. We have no cost savings factored in for the international business in this line item. There are roughly 1500 international employees in Western, there will be 1500 international employees the day after closing at Western because that group runs a very autonomous operation and we are going to work very hard in the next few months to make sure we get them set up on the incentive plans and in the operations in a fashion that is good for our shareholders and good for their careers.

Finally, some things that are not in the operating synergy numbers that you see at the bottom, which are from the revenue and operating expense category, which just to take you through them, 50 to 60 million in the first full year of operation is our expectation; 70 to 80 the next year growing to 80 to 90 million the third year. In addition to that, we have we think some opportunity to reduce our interest expense through possible refinancings over time of some of the Western debt. We'll be working through the details of that in the coming months, so we don't need any questions on any specific issue that you might hold or be interested in because we won't answer them at this point in time. There are also some tax benefits that due to the step up of some of the asset values internationally to the value that we'll be putting on those assets -- the depreciation of them, the tax benefits of that -- it generates another $50 to plus or minus a million a year in addition savings below the synergy line. So you take the operating synergies and we think you get to something like an $800 million net present value and we don't think we've put everything on the table yet that we might be able to get although it's still too soon in the transition to be able to identify that. The transition teams will be getting together in the next few weeks. Some of the high level discussions have already taken place and are going on this week. We will be taking experts out of each area in each company, lining them up, making sure that we go through and that we learn everything we can from each other and that we get the best configuration and set of decisions in how we want to operate going forward. We have a very good track record at that and I'll take you through that in a few minutes.

The other thing that this transaction does besides being financially -- we paid at a reasonable multiple. We have a very good synergy number due to the contiguous nature of the properties; all of the synergies are in the domestic business. But the next thing that it does that's important to us is it significantly changes the revenue mix at ALLTEL pro forma. Almost 70 percent of our revenues will be coming from wireless operations in the first full year of operation and 60 percent of our cash flow.

This is significant for us because it allows us the opportunity to take a hard look, which is what we will be doing over the next 6 to 18 months about what we want to do with our wireline business. There are multiple capital structure options that have come about in the last year or two. There are several dynamics being played out at the national wireline and wireless businesses, if I read the press reports correctly; all of which are activities that we might be able to profit from. So we will be taking a very thorough view, a review of our options as it pertains to our wireline business.

Now, we said this yesterday and as we all know, it's not important what you said. It's important what they heard. We said that yesterday and everybody this morning says, "Hey, I hear you're doing a wireline spin, a leveraged wireline spin." That is not what we said. We said we are doing a thorough review of all of our options around the wireline business. I want to please make sure that you hear that. We may decide to do nothing. We may decide to do something; we may decide to do something with someone else; we may decide to do something on our own; we may decide to use leverage; we may not decide to use leverage. What we're trying to point out is that we are aware that the card game is evolving, the chess match is going around another turn if you will. And what we are trying to do is align to maximize our options vis a vie the moves that the other players in the industry want to make and that the capital markets allow for us. I hope that's clear. And since this is being transcribed, I tried to make it as clear as possible.

John talked about that contiguous nature of our footprint. You can see on the map here what the retail business will look like. We cover roughly half of the country. It is a physical network that is the largest physical network in the country; bigger than Verizon's, bigger than Cingular's, bigger than T-Mobile's, bigger than Sprint's, bigger than some of them combined actually when you go through -- that's a cheap shot.

If you look at this, we cover roughly 72.5 million POPs, over a million square miles of coverage; a spectrum position that averages 30 megahertz across the properties, plus or minus, almost all of which is in the 850 band. The 850 band, as John talked about, is important because in the more rural areas, 850 will stretch up to twice as far as 1,900, which means we have half the cell sites, which incents companies to roam with us rather than come in and try to build a network on top of us. All the economics of that make sense.

On a pro forma basis, we will have roughly 11.5 million wireless customers, 3 million wireless access lines, just under $10 billion in revenue and just under $4 pro forma on the operating cash flow line.

We've been asked several questions about what does this mean for the Verizon roaming agreement. What this means for the Verizon roaming agreement is, really, nothing. The Verizon roaming agreement gives Verizon the right to have us step down any roaming rates in properties that we buy in a very short order of magnitude, weeks. All right? So the good news is, is that Stanton's figured that out three years ago and started lowering his rates with Verizon so that we don't have a cliff to fall off of when we take these properties over; one of the three or four key things that changed our view of Western over the last few years for those who are tracking that.

Today, about 8 percent of our wireless revenue comes from roaming, with about 60 percent of that coming from Verizon. On the other hand, pro forma for Western, about 10 percent of our revenues will come from roaming, again the smallest number of any of the regionals, probably as small as several of the national players. Because there's still a good bit of analog footprint, that is analog roaming that takes place between even Verizon and Cingular for example.

We will have no carrier over 45 percent of that 10 percent and I think we'll have 3 carriers over 15. So we've become the largest independent roaming partner in our markets for all four of the national players. And to help you understand a little bit about why that is, we've taken a shot. And this is not necessarily perfectly scientific, but it is our best attempt to show you what the actual built out networks of the four largest national carriers look like.

Starting in the top left corner with Cingular, you can see that -- I don't know, does it show up okay from out there? You can see the yellow color that's spread out across most of the Eastern US. You can see where they are. And then the blue is the combined ALLTEL and Western footprint. We've been asked before to do what Western has done and build an overlay, GSM network in many of our rural territories. We never had the engineering staff for it. We never had the incentive or the necessity to do it. We never had the marketing people. We never had the procurement people that were spun up to deal with GSM infrastructure. So we always just said, "Well, that's very nice but, you know, we just don't have time."

With the Western merger, we will have the people, the expertise and the ability to go in and take a hard look at in which of those markets would we like to overlay our CDMA network with GSM. But please hear this: We are fully committed to maintaining and remaining a CDMA network in our retail business, as is Western and we will be continuing to expand our CDMA footprint; we will continue to expand our 1X footprint; we will continue to expand our EVDO footprint; all of which is meaningful, maybe not as much to people in this room but to those carriers who are dependent upon that network. We want to make sure that both the GSM and the CDMA carriers are fully aware of that, as I'm sure they are.

In the international business, as John talked about, they have done a fantastic job of going into countries and situations where a normal wireless business, if you might say it, would not have tread. And they have done a fantastic job. This is an unheralded, unappreciated group. We spent a lot of time and due diligence on this set of assets. Most of the international assets, as you know, are represented by Austria and Ireland. They are western countries. They are the same kind of legal system. And we didn't come across a single issue that we didn't recognize, either from being in the wireless business or from having dealt and done business in the information services business overseas prior to our divesting that asset last year.

So we will look at this as a portfolio opportunity, just as Western has looked at it. If there's an opportunity to make a smart move that requires capital, we will be able to do that. If there is an opportunity to join forces in other forms and other configurations in each of these individual countries, we'll review that on an individual basis, just like Western has been doing. The interesting part about international is it's a great team. It's a team that we need to stay in place but its overall component as a value percentage of our business obviously is materially less in the combined business than it was in the Western business on a standalone basis. So we're not going to be immediately starting the spin-off route because it's something that we don't necessarily have to unlock but something that we would look at the appropriate time, if that made sense.

Finally, as John mentioned, the balance sheet. Our net debt to operating cash flow is roughly 1.2 times before the transaction; pro forma it goes to about 1.8. It pays down .2 to .4 points a year on the cash flow that the pro forma business is generating right now. We have 1.4 billion in equity units coming in in May; that's plus or minus 25 million shares. We will continue to look at our dividend policy as we always have. We've paid a dividend for a number of years. We've increased that dividend every year for 44 years. And while this is basically breakeven or so in the first year and accreted in '06, it is much for accretive on an equity free cash flow per share basis, even after the 60 million shares are issued to Western shareholders and after the 22 to 27 million shares are converted from the convert. Even after both of those events, this is an accretive transaction on the equity free cash flow line on a per share basis. A lot of that has to do with the amortization of the intangibles on the international business and some of the NOL use that we talked about on the synergy slide.

We have a -- this is the obligatory self-tooting horn if you will -- we have built this business through acquisition. In 1996 we were the 24th largest wireless company in the country. After the 360 merger, we moved all the way up to 12 and we didn't know you could go any higher. We went to fourth at one point in time before Sprint and Nextel decided to build national networks, and we slid back down. But what was less important to us than being significant in national presence or scale was being profitable in the markets that we operated. We are grinders. I mean you don't see us on the road a lot because frankly you can read everything in our materials and it's really straightforward and straight in front of you.

We do a very nice job of lining up, ask John, the 18,000 due diligence questions you have to answer in the 12 primary categories and the 13 sub-categories, putting an expert on each one and staying after it until every line item has been tied, ticked and cross-checked. That gives us great confidence in our synergy numbers. And therefore every deal that we've brought before you in the last six or eight years, we have given you a synergy presentation very similar to the one that we started this presentation with and on every one of those we have hit or exceeded our numbers. It is our expectation, certainly our desire, to do that again on this transaction as well.

Finally, to summarize it, this is the simple taking point. We paid a reasonable valuation for a great asset and a great group of people that we hope will be as excited to join ALLTEL as we are that they're coming on board. It's accretive in our first full year of operation. It increases our revenue mix, which gives us strategic flexibility around our wireline business. We add significant value in these kinds of retail markets. You can look at the numbers and I think you'll be able to see them over the next 24 months, but this is an area of the country where we've focused: Rural America, what are typically referred to as second and third tier communities, are our bread and butter. It's where we came from; it's where we focused; it has a competitive dynamic, a social marketing dynamic that we understand very well and we have every confidence that we'll be successful in bringing the ALLTEL brand to those companies. We create the leading independent roaming partner for all four of the national carriers. Now we don't have to be too smart to be able to figure out how to turn that into a positive experience for our company and our shareholders I don't believe. We just have to be diligent, straightforward, candid and honor our commitments to both of those technologies.

I'm getting the yellow light. So it says we've got some great upside potential in the synergies and in the revenue side of the house. We've preserved our solid balance sheet and we have maintained and frankly enhanced our strategic options over the next five years for both sets of shareholders.

Would you like to do -- that's it for the presentation and I'd be glad to take questions. Michael, if you want to emcee that or we'll just field them from up here.

Q: I'll start with the first question, which is what is the opportunity that we're seeing across the landscape now as wireless data? You hit on this a little bit yesterday in the call. Could you see getting more aggressive on data, not only to go after the wireless mobile data market, but really starting to attack local customers given the footprint you have and the CDMA technology that you have?

Answer: Yeah, we are a -- can you hear me okay? We are fully committed to continuing to roll out data services in the footprint that we have. Western is already 1X equipped in their network. We will finish 1X deployment in all of our network by the end of this year. We have EVDO up, although it's unannounced because it's a technology trial actually right now in Phoenix. That experiment, if you will, is going very well. We will plan on rolling out EVDO in another ten markets. Some of the applications that everybody talks about and that are kind of cool at the consumer electronics show and all that may actually make traction, but right now text messaging, synchronizing email and things of that nature drive the revenue stream. And we have seen tremendous growth in that over the last six or eight months in our business and we expect this to continue to see good growth as we -- we haven't even rolled out a BlackBerry device, and we won't until the first part of this year. So all of the upside around things of that nature -- and I hate to say that, but dadgummit we haven't and we're going to get it done -- is still upside for us in the next 12 to 18 months.

Q: Could you give some insight where you see roaming rates go in the next couple of years?

Answer: Yeah, I think most of the roaming rates, as you look at the Western and ALLTEL contracts, have largely been set for the next couple of years. I don't know what you say. I don't know how you talk about that. Ours are pretty much established. We just signed a new roaming agreement with Cingular in the GSM territories that we purchased from them in the AT&T divestiture process. Our other primary roaming agreements are either analog agreements with the whole host of the other four carriers or three of the four carriers. And then our primary contract is with Verizon, which has five more years left on the current pricing and structure. So we really don't have any changes coming on our view. Do you want to comment on that?

Answer: Yeah, our agreements on the GSM side with Cingular have four years left, that's through the end of '08. And then our agreements with Cingular -- excuse me, with T-Mobile -- have nine years left and all of those prices are fixed. The only agreement that we have that is up for renegotiation really isn't now and that's our Verizon agreement expires this year. The observation I would make that we've been able to do and I think that Scott has a different situation where they've been able to get some growth out of roaming, we have seen our roaming rates drop roughly proportionate to the increases in traffic and thus there's been a small erosion in average roaming revenue. It's our view that the trends are such that you're going to actually see traffic begin over the next several years to potentially rise at a level faster than the rates decrease. I think the key is that the footprint that we've got as a combined company in rural areas is valuable and that there is some dynamic I think that argues that there is, particularly with the size of the combined company, more negotiating influence at least on some of the partners at least, particularly where we don't use their technology as our primary technology for our retail business.

Q: In the rural markets that you cover, what is the wireless penetration now and where do you see it getting to?

Answer: In total or hours?

Q: Just in the territories that you cover.

Answer: They're not vastly dissimilar to the rest of the country. We have done a very nice job -- You know the highest correlation to earnings and cash flow is penetration. Both businesses have done a very nice job of driving penetration in their respective markets. And while we have been a year or so behind in some of the rate plan offerings and some of the handset and application rollouts, if you will, in rural America, we've been able to keep pace with that pretty close. We normally lag three to six months behind some of the national players. So I actually think you'll start to see penetration continue to increase in the rural area, particularly as we start to look at broadband applications over the next few years and some of the network buildouts that the USF subsidies are helping companies like ours put in place. And I think you're going to continue to see rates come down on the retail side and newer and fancier handsets and applications get to those markets sooner than they have in the past because this is this company's focus as opposed to something that they do after they finish competing in New York and L.A. And you can tell me to quit saying that with an edge, but I can't.

Answer: New York and L.A. is fine.

Answer: Any more questions?

Q: I'll just finish with one last question for both of you. Any predictions in the coming year for the industry? John, you've come here on a number of occasions and made some very timely predictions, so we're curious for your latest thoughts.

Answer: I think I have made comments here in the last couple years and I think finally the analysts have started to catch up -- you, all do respect Mike -- with the reality of the industry -- that it is a terrific business. But I look at the position in the U.S. and the position in Europe, I think that what we've seen in Europe, and I use Austria as an example. People three years ago told us that that was a fully penetrated market. We've still seen industry growth and we're still seeing it pushing 90 percent penetration there. And even with the terrific year that the industry had last year, we're still under 60 percent in the U.S. I think that we've got another 50 percent of, if you will, industry growth. And I think a ton of that's coming in the next two years.

The only places that I've got any concerns are the degree to which particularly some carriers have focused and maybe focused disproportionately on customers that aren't necessarily going to generate as much revenue. I think that industry revenue pressures are a concern. I've got particularly, frankly, where carriers are reporting on the one hand their total subscriber additions and on the other hand their post-paid revenue per subscriber. I think you've got to look at the whole mix in terms of not only -- in terms of subscribers RPU(?) cost per gross ad in order to really do it. And I think both of these companies, and on a combined basis I know will continue to be what Scott likes to refer to as conservative. But I think that's very important. I think that it's very helpful. But I think that the industry should continue to see margin improvement.

One of the -- the last comment I'll make -- you know when we made the decision to invest overseas, I know that one of the analysts was looking at return on invested capital in the U.S. at about a 4 percent level compared to a return on invested capital in Europe at about a 14 percent level. I think that the opportunity once you get now down to the smaller number of competitors, essentially taking two national competitors out of the mix, improves the values, should improve the margins for all of the rest of the players. And I think that the benefit inures to all of the carriers and I think that those benefits could be substantial.

So I think you can see substantial improvements in revenues, subscribers, cash flow and particularly free cash flow. So I'm very bullish about the industry and I'm very bullish about the opportunities of the combined company to thrive in that situation.

Q: Thank you.

Answer: Thank you for having us.

END

Forward-Looking Statements

ALLTEL claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to uncertainties that could cause actual future events and results of ALLTEL and Western Wireless to differ materially from those expressed in the forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs, and assumptions and are not guarantees of future events and results. Actual future events and results of ALLTEL and Western Wireless may differ materially from those expressed in these forward-looking statements as a result of a number of important factors. Representative examples of these factors include (without limitation) adverse changes in economic conditions in the markets served by ALLTEL and Western Wireless; the extent, timing, and overall effects of competition in the communications business; material changes in the communications industry generally that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers; changes in communications technology; the risks associated with the integration of acquired businesses, including Western Wireless; adverse changes in the terms and conditions of wireless roaming agreements of ALLTEL and Western Wireless; the potential for adverse changes in the ratings given to ALLTEL 's debt securities by nationally accredited ratings organizations; the availability and cost of financing in the corporate debt markets; the uncertainties related to ALLTEL 's strategic investments; the effects of work stoppages; the effects of litigation, including any litigation with respect to the acquisition of Western Wireless; and the effects of federal and state legislation, rules, and regulations governing the communications industry. In addition to these factors, actual future performance, outcomes, and results may differ materially because of more general factors including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes. ALLTEL disclaims any obligation to update the forward-looking statements contained herein.

Additional Information and Where to Find It

In connection with ALLTEL 's proposed acquisition of Western Wireless, Western Wireless and ALLTEL intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. INVESTORS AND SECURITY HOLDERS OF ALLTEL AND WESTERN WIRELESS ARE URGED TO READ THESE WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLTEL, WESTERN WIRELESS AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by ALLTEL or Western Wireless with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by ALLTEL by directing a written request to: ALLTEL, One Allied Drive, Little Rock, Arkansas 72202, Attention: Investor Relations or Western Wireless, 3650 131sr Avenue S.E., Bellevue, Washington 98006, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Participants In Solicitation

ALLTEL, Western Wireless and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Western Wireless and ALLTEL in connection with the Merger. Information about those executive officers and directors of ALLTEL and their ownership of ALLTEL common stock is set forth in the ALLTEL Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 5, 2004, and the proxy statement for ALLTEL's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 3, 2004. Information about the executive officers and directors of Western Wireless and their ownership of Western Wireless common stock is set forth in the proxy statement for Western Wireless' 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 21, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of ALLTEL, Western Wireless and their respective executive officers and directors in the Merger by reading the proxy statement and prospectus regarding the Merger when it becomes available.